Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380
(281) 298-4246
July 5, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Registration Statement on Form S-3 (Registration No. 333-265982)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Earthstone Energy, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-265982), together with all exhibits and amendments thereto (the “Registration Statement”).
The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. Due to an administrative error, the Registration Statement was incorrectly EDGAR coded as an “S-3”.  It should have been coded as an “S-3ASR”.  The Registrant has filed a registration statement on Form S-3ASR that is substantially identical in form and substance to the Registration Statement.
Please address any questions you may have to our counsel, Adam J. Fogoros of Jones & Keller, P.C. at (303) 573-1600.
Thank you for your assistance with this matter.

Very truly yours,

EARTHSTONE ENERGY, INC.

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	President and Chief Executive Officer